SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 29, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on April 29, 2021.

Banco Macro S.A. Informs the Market of the Filing of its Annual Report on form 20-F for the Fiscal Year Ended December 31, 2020

Buenos Aires, Argentina, April 29, 2021 –   Banco Macro S.A. (NYSE: “BMA”; ByMA: “BMA”) (“Banco Macro”) announces today the filing of  its annual report on Form 20-F and its annual audited financial statements for the fiscal year ended December 31, 2020 (the “2020 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2020 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov in the Section “Search for Company Filings” under CIK code No. 0001347426 or Banco Macro’s Investor Relations website at www.macro.com.ar/relaciones-inversores under the Financial Information/Financial Information & Reports /Sec Filing link. In addition, shareholders may receive a hard copy of Banco Macro’s complete annual audited financial statements as of and for the year ended December 31, 2020 free of charge within a reasonable period of time by making a request through Banco Macro's Investor Relations website (www.macro.com.ar/relaciones-inversores), writing to investorelations@macro.com.ar or contacting Banco Marco’s Investor Relations Department at (5411) 5222 6682.

This press release includes statements concerning potential future events involving Banco Macro that could differ materially from the events that actually occur.  The differences could be caused by a number of risks, uncertainties and factors relating to Banco Macro's business. Banco Macro will not update any forward-looking statements made in this press release to reflect future events or developments.

IR Contact in Buenos Aires:
Jorge Scarinci | Chief Financial Officer
Nicolás A. Torres | Investor Relations
E-mail: investorelations@macro.com.ar | Phone: (54 11) 5222 6682

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 29, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer